UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 9, 2022 titled “Arcos Dorados Announces Intent to Partially Redeem its Outstanding 6.625% Notes Due 2023 (CUSIP NOS. 03965U AB6 / G0457F AD9) (the “Redemption”)”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: May 10, 2022

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS ANNOUNCES INTENT TO PARTIALLY REDEEM ITS OUTSTANDING 6.625% NOTES DUE 2023 (CUSIP NOS. 03965U AB6 / G0457F AD9) (THE “REDEMPTION”)

Montevideo, Uruguay, May 9, 2022 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”) today announced its intent to redeem $123,000,000 of its outstanding 6.625% senior notes due 2023 (the “Notes”). A notice of redemption will be sent to the holders of the Notes in accordance with the requirements of the indenture governing the Notes (the “Indenture”). Pursuant to the terms of the Indenture, the Notes will be redeemed at a redemption price equal to the greater of (1) 100% of the outstanding principal amount of the Notes to be redeemed, and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined in the Indenture) plus 50 basis points, plus in each case accrued and unpaid interest (including Additional Amounts, if any) from March 27, 2022 to, but excluding the redemption date.

The anticipated redemption date is June 10, 2022.

This press release does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor.

Investor Relations Contact	Media Contact
Dan Schleiniger	David Grinberg
VP of Investor Relations	VP of Corporate Communications
Arcos Dorados	Arcos Dorados
daniel.schleiniger@ar.mcd.com	david.grinberg@mcd.com.uy

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About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,250 restaurants, operated by the Company or by its sub-franchisees, that together employ over 90 thousand people (as of 03/31/2022). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Company’s intentions, beliefs or current expectations, and include, but are not limited to, those regarding the Company’s strategy, plans, objectives, goals and targets, including such statements related to the terms, timing and completion of the redemption of the Notes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados’ business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados’ expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Arcos Dorados’ filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

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